Filed by Mittal Steel Company N.V.

Pursuant to Rule 425 under the United States

Securities Act of 1933, as amended

Subject Company: Arcelor S.A.

Commission File No. of Mittal Steel: 001-14666

Date: June 8, 2006

Mittal Steel South Africa

Speaker key

UF	Unidentified Female Speaker
UM1	Unidentified Male Speaker
UM2	Unidentified Male Speaker

Time-code	Speaker	Speech
[Music]
10:00:06	UF

Corporate social responsibility is the continuing commitment by business to behave ethically and contribute to economic development. It aims to improve quality of life for the workforce and their families, local communities, and society at large. Mittal Steel’s goal is to become the leader in our industry in sustainable development through the integration of responsible practices in our everyday operations. Nowhere is this more evident than at Mittal Steel South Africa.

10:00:37	UM1

Our corporate social responsibility at Mittal Steel South Africa is about providing capacity and improving the quality of life of the historically disadvantaged South Africans. Our special emphasis is on the communities in which the company operates.

10:00:58	UF

Our CSR programme focuses on education, the environment, job creation, and healthcare. The company’s flagship education programme is the Mittal Science Centre of Excellence, a unique concept designed to vastly improve maths and science in secondary schools. The objective is to improve the percentage pass rate by at least 15% by 2010, leading to a major increase in the numbers going on to university.

10:01:31	UF

Mittal Steel South Africa continued their theme of scientific education when they sponsored the Science Unlimited festival this year. Featuring presentations and exhibitions aligned with the school curriculum, the festival was designed to stimulate an interest and understanding in the fields of science and technology.

10:01:48	UF

Approximately 45,000 people attended, with Mittal Steel’s sponsorship being cited by the organisers as key to the festival’s success. A further education project Mittal Steel South Africa has embarked on is the construction of a primary school in Sebokeng.

10:02:18	UF

The community identified the need for a primary school as local children were being forced to travel 10km a day in order to share facilities with a local secondary school. The school is one of the few in the region with new sports facilities, and this fully-equipped computer centre.

10:02:31	UF

40% of South Africa’s population is unemployed. Mittal Steel South Africa is making a significant difference by establishing job creation projects that enable the unemployed to learn new skills. Collect-a-Can, the joint venture initiative between Mittal Steel South Africa and Nampak, facilitates the recovery of used cans for recycling. It’s a world-class example of a sustainable development programme providing both environmental benefits and job opportunities.

10:03:05	UF

The initiative has received international recognition from the World Business Council for Sustainable Development. Not only has it provided environmental benefits, but it’s also created over 37,000 new jobs.

10:03:27	UF

A further job creation initiative is the Boobalong [?] Project. It has two aims: one, to give people skills to start their own businesses; and, two, to create a market for their own products. Examples include a bakery whose products go to local crèches, and a sewing school which sells its goods to the public and provides materials to the South African Police Department for their community policing project.

10:03:58	UF

Mittal Steel South Africa also focuses strongly on healthcare projects. Its HIV/Aids programme is aimed at education and prevention. A support programme for employees and their families provides behaviour-based communication, voluntary counselling and testing, dietary and immune supplements, and access to anti-retroviral treatment.

10:04:23	UF

Mittal Steel South Africa has also helped to develop the Leboheng Centre for children with learning difficulties. Once a 3x3m room, the centre now accommodates over 60 children who are catered for and encouraged to reach their full potential.

10:04:41	UM2	Corporate social responsibility at Mittal Steel South Africa is about caring for people and really making a difference to their lives.
10:04:48		[Music]

Forward-Looking Statements

This communication may contain forward-looking information and statements about Mittal Steel Company N.V., Arcelor S.A. and/or their combined businesses after completion of the proposed acquisition. Forward-looking statements are statements that are not historical facts. These statements include financial projections and estimates and their underlying assumptions, statements regarding plans, objectives and expectations with respect to future operations, products and services, and statements regarding future performance. Forward-looking statements may be identified by the words “believe,” “expect,” “anticipate,” “target” or similar expressions. Although Mittal Steel’s management believes that the expectations reflected in such forward-looking statements are reasonable, investors and holders of Arcelor’s securities are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of Mittal Steel, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include those discussed or identified in the filings with the Netherlands Authority for the Financial Markets and the SEC made or to be made by Mittal Steel, including (in the latter case) on Form 20-F and on Form F-4. Mittal Steel undertakes no obligation to publicly update its forward-looking statements, whether as a result of new information, future events, or otherwise.

No Offer

No offer to exchange or purchase any Arcelor shares or convertible bonds has been or will be made in The Netherlands or in any jurisdiction other than Luxembourg, Belgium, Spain (subject to the information document relating to the Offer being approved by the CNMV), France and the United States.

Important Information

In connection with its proposed acquisition of Arcelor S.A., Mittal Steel has filed important documents (1) with the CSSF, the CBFA and the AMF in Europe, including the Information Document approved by the CSSF, the CBFA and the AMF (No. 06-139) on May 16, 2006, an Information Document Supplement approved by the CSSF, the CBFA and the AMF (No. 06-169) on May 31, 2006, a Share Listing Prospectus approved by the Autoriteit Financiële Markten (“AFM”) in The Netherlands on May 16, 2006, and a Share Listing Prospectus Supplement approved by the AFM on May 31, 2006 and (2) with the SEC in the United States, including the registration statement on Form F-4, the Prospectus for the exchange offer and related documents. Investors and Arcelor security holders outside the United States are urged to carefully read the Information Document, the Information Document Supplement, the Share Listing Prospectus and the Share Listing Prospectus Supplement, which together contain all relevant information in relation to the Offer. Investors and Arcelor security holders in the United States are urged to carefully read the registration statement on Form F-4, the Prospectus and related documents. All such documents contain important information. Investors and Arcelor security holders may obtain copies of such documents free of charge on Mittal Steel’s website at www.mittalsteel.com. In addition, the French version of the Information Document is available on the AMF’s website at www.amf-france.org, and the registration statement on Form F-4, the Prospectus and related documents are available at the SEC’s website at www.sec.gov.